Valley National Bancorp

1455 Valley Road

Wayne, NJ 07470

June 8, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michelle Miller
David Irving

Re:	Valley National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 28, 2022

File No. 001-11277

Dear Division of Corporation Finance:

We are in receipt of your letter dated June 3, 2022 (the “Comment Letter”) concerning the above-captioned filing of Valley National Bancorp (collectively with its subsidiaries referred to as “Valley,” the “Company,” “we,” “our,” and “us”). We are pleased to respond to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

In response to your comments, we intend to include additional disclosure, if applicable, in Valley’s future filings with the SEC.

To facilitate your review, we have repeated your comments below in bold type, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2021

Selected Performance Indicators, page 43

1.

We note that you disclose net income, as adjusted, total non-interest expense, as adjusted, total non-interest income, as adjusted and gross operating income, as adjusted. These adjusted measures appear to be non-GAAP measures. Please address the following in future filings:

•	Identify and label these measures as non-GAAP as required by Item 10(e)(1)(i) of Regulation S-K and provide all the disclosures in Item 10(e)(1)(i)(A-D) related to all non-GAAP indicators;

•	Identify net interest income in your gross operating income reconciliation as a GAAP measure, “as reported”, consistent with your other non-GAAP disclosures; and;

•	Consider including a separate ‘non-GAAP’ section in future filings that houses all non-GAAP disclosures included in the document.

June 8, 2022

Company Response to the Staff’s First Bullet Point: Valley disclosed net income, as adjusted, total non-interest expense, as adjusted, total non-interest income, as adjusted and gross operating income, as adjusted as necessary components to its reconciliations of non-GAAP financial measures which included (1) return on average assets, as adjusted, (2) return on average shareholders’ equity, as adjusted, (3) return on average tangible shareholders’ equity, as adjusted and (4) the efficiency ratio, as adjusted. Non-GAAP Items (1) through (3) were disclosed under the “Selected Performance Indicators” section on pages 43 – 45 and Item (4) was disclosed under a separate “Efficiency Ratio” section on pages 50 – 51. Valley will consolidate these two sections under one new section labeled “Non-GAAP Financial Measures” to the extent appropriate in its future filings and will ensure that each non-GAAP financial measure, including the non-GAAP components to its reconciliation of these non-GAAP financial measures, are appropriately identified and labeled as “Non-GAAP” (including net income, as adjusted, total non-interest expense, as adjusted, total non-interest income, as adjusted and gross operating income, as adjusted) within the applicable tabular disclosures of Valley’s future filings.

As required by Item 10(e)(1)(i)(A-D) of Regulation S-K and consistent with Valley’s non-GAAP disclosures in the “Selected Performance Indicators” and “Efficiency Ratio” sections, the new “Non-GAAP Financial Measures” section to be included in our future filings will disclose (1) the most directly comparable GAAP financial measure with equal or greater prominence to the non-GAAP financial measure, (2) a reconciliation of the non-GAAP financial measure to the applicable GAAP financial measure, and (3) management’s statement for why it believes the presentation of the non-GAAP financial measures provide useful information to investors and, to the extent material, its statement disclosing the additional purposes, if any, for which management uses the non-GAAP financial measure. Management’s revised statement will include the following: The Company believes that the non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley’s underlying operational performance, business and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley’s presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation or as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

Company Response to the Staff’s Second Bullet Point: Valley will identify net interest income in its gross operating income reconciliation as a GAAP measure, “as reported,” consistent with Valley’s other non-GAAP disclosures in its future filings.

Company Response to the Staff’s Third Bullet Point: Valley will disclose all non-GAAP measures in one separate “Non-GAAP Financial Measures” section of its future filings, to the extent appropriate.

June 8, 2022

We thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-872-4885.

Very truly yours,

/s/ Michael D. Hagedorn

Michael D. Hagedorn

Senior Executive Vice President and

Chief Financial Officer